   THOMAS MARTIN
   (612) 340-8706
   FAX (612) 340-7800
   martin.tom@dorsey.com

January 18, 2012

VIA EMAIL AND FEDERAL EXPRESS

Duc Dang, Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	AEI Core Property Income Trust, Inc.
Amendment No. 3 to Registration Statement on Form S-11
File No. 333-176533

Dear Mr. Dang:

Filed simultaneously with this letter by Edgar is Amendment No. 3 to the Registration Statement for the above offering.

As we have discussed, we are filing with Amendment No. 3, a revised Exhibit 8.1 which contains altered introductory language to comply with SLB # 19, and have also altered the introduction to the use of proceeds table to make clear that payment of distributions may be made from offering proceeds which are not reflected in the table. The remaining changes are to comply with a few remaining state comments.

We hope to file an acceleration request tomorrow if you advise us that this resolves your remaining comments.  The acceleration request will contain the information required by Rules 460 and 461 and will confirm the matters set forth in your initial comment letter dated November 11, 2011.

If you have questions regarding these responses, please feel free to call me at 612-340-8706 or to e-mail me at martin.tom@dorsey.com if convenient.

              Very truly yours,

              Thomas Martin